SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

(Commission File No. 333-22267)

Abril Comunicações S.A.

(f / k / a Tevecap S.A.)

(Exact name of Registrant as specified in its Charter)

Av. das Nações Unidas, 7221 – 7(0) andar

São Paulo, SP Brazil, 05425-902

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ABRIL COMUNICAÇÕES S.A. (Registrant)

By:	/s/ Manoel Bizarria Guilherme Neto
	Name:	Manoel Bizarria Guilherme Neto
	Title:	Chief Executive Officer

By:	/s/ Marcelo Vaz Bonini
	Name:	Marcelo Vaz Bonini
	Title:	Chief Financial Officer

Date: February 15, 2008

Attachment

1.	Press release issued by Abril Comunicações S.A., dated February 15, 2008.

Abril Comunicações S.A. Announces Intent to Terminate

its Reporting Obligations under the Exchange Act

SÃO PAULO, February 15, 2008 – Abril Comunicações S.A. announced that, as of December 31, 2007, Tevecap S.A. and TVA Sistema de Televisão S.A. were merged into and with Abril Comunicações S.A. (“Abril Com”), a subsidiary of Editora Abril, with Abril Com as the surviving entity.

Additionally, Abril Com today announced that on the date hereof it has filed a Form 15F with the Securities and Exchange Commission for the purpose of terminating its reporting obligations under the Securities Exchange Act of 1934 in respect of its outstanding 12-5/8% Guaranteed Senior Notes due 2009, which were originally issued by Tevecap S.A and are currently guaranteed by TVA Communications Ltd. and CCS Camboriú Cable System de Telecomunicações S.A. TVA Sul Paraná S.A. and Comercial Cabo TV São Paulo ceased to be guarantors following the consummation of the Abril Group’s transaction with Telesp in December 3, 2007, as disclosed in Tevecap’s Annual Report on Form 20-F filed on July 11, 2007.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.